August 1, 2018

Yuliia Baranets
President and Chief Executive Officer
Lux Amber, Corp.
Shaoyaoju Beili 207
Beijing 100029 China

       Re: Lux Amber, Corp.
           Amendment No. 1 to Registration Statement on Form S-1
           Filed July 18, 2018
           File No. 333-225545

Dear Ms. Baranets:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 3, 2018 letter.

Form S-1 Amendment No. 1 filed July 18, 2018

General Information About Our Company, page 3

1. We note your disclosure in response to comment 2 of our letter dated July 3, 2018, but we are unable to reconcile this disclosure with your response to comment 8 that you will not be selling jewelry. In addition, we note your disclosure on page 5 that you have an oral agreement with a supplier to make the jewelry based on your design service. Please revise your disclosure to explain the consumer experience from design to delivery of the jewelry and clarify whether you will contract with your supplier to make the jewelry that customers design on your website.
 Yuliia Baranets
Lux Amber, Corp.
August 1, 2018
Page 2
2. Please disclose the web address for the website you describe in this section.
General

3. Please check the box on the cover page that confirms you have made the irrevocable election to not adopt the extended transition period for complying with new or revised accounting standards, if correct. Please refer to your disclosures on pages 16 and 18.
4. We note that your only asset is your website.We note that payment was due within 90 days of the Website Asset Purchase Agreement. Please disclose whether you have paid the purchase price and the source of payment. If the company borrowed money to pay the purchase price, please revise your disclosure to discuss the terms of this indebtedness, whether proceeds from the offering will be used to repay this debt, and whether this was a related party transaction.
        You may contact Tracey Houser, Staff Accountant, at (202) 551-3760 or Terence
O'Brien, Accounting Branch Chief, at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Kate McHale, Staff Attorney at
(202) 551-3464 or Asia Timmons-Pierce, Special Counsel, at (202) 551-3754 with any other questions.


FirstName LastNameYuliia Baranets
                                                               Division of
Corporation Finance
Comapany NameLux Amber, Corp.
                                                               Office of
Manufacturing and
August 1, 2018 Page 2                                          Construction
FirstName LastName